FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                           Pursuant to Rule 13a-16 of
                       the Securities Exchange Act of 1934

                                For 21 April 2004
                         Commission File Number 0-30358

                                  ebookers plc
                              (Name of Registrant)

                       25, Farringdon St, LONDON, EC4A 4AB
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|           Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes             No |X|__


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 Not applicable.
Enclosures:

6K London Stock Exchange       21 April, 2004                        3 pp inc
announcement re shareholding

                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


AVS NO. ___________

All relevant boxes should be completed in block letters.

1.   Name of company                    2. Name of shareholder
                                         having a major interest
          EBOOKERS PLC
                                        DEUTSCHE BANK AG AND ITS
                                         SUBSIDIARY COMPANIES


-------------------------------------   ---------------------------
3. Please state whether notification    4. Name of the registered
 indicates that it is in respect of      holder(s) and, if more
 holding of the shareholder named in     than one holder, the
 2 above or in respect of a non-         number of shares held by
 beneficial interest or in case of an    each of them
 individual holder if it is a holding
 of that person's spouse or children       DEUTSCHE BANK AG
 under the age of 18                          LONDON

        NOTIFICATION RELATES TO
        SHARES HELD BY SHAREHOLDER
        IN
                 2. ABOVE
-------------------------------------   ---------------------------
5. Number of shares/      6.            7. Number of    8.
 amount of stock acquired  Percentage    shares/         Percentage
                           of issued     amount of       of issued
NOT KNOWN                  class         stock           class:  --
                                         disposed: --
                          NOT KNOWN
------------------------- -----------   -------------   -----------
9. Class of security                    10. Date of     11. Date
                                         transaction:    company
        14P ORDINARY SHARES             NOT KNOWN        informed:
                                                         20/04/2004

-------------------------------------   -------------   -----------
12. Total holding following this        13. Total percentage
 notification                           holding of issued class
                                        following this
        2,426,306 SHARES                 notification
                                           3.73%

-------------------------------------   ---------------------------
14. Any additional information          15. Name of contact and
                                         telephone number for
PART OF THIS HOLDING MAY RELATE TO       queries
 HEDGING ARRANGEMENTS FOR CUSTOMER      HELEN O'BYRNE  - 020 7489
 TRANSACTIONS                            2208
-------------------------------------   ---------------------------

16. Name and signature of company official responsible for making this notification

              HELEN O'BYRNE, COMPANY SECRETARY AND GENERAL COUNSEL

Date of this notification: 20/04/2004


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Dated:   21 April 2004
                                         Leigh Grant
                                         ------------------------------
                                         Deputy Company Secretary
                                         ebookers plc